

Mail Stop 4631

April 6, 2016

Via E-Mail
Mr. Jeffrey L. Rutherford
Vice President and Chief Financial Officer
Ferro Corporation
6060 Parkland Blvd.
Mayfield Heights, OH 44124

> **Re: Ferro Corporation**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 1-584**

Dear Mr. Rutherford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations – Consolidated, page 21

Income Tax Expense, page 24

1. Your disclosure indicates that a substantial reason for the change in your valuation allowance was the benefit for the release of valuation allowances deemed no longer necessary. With a view toward future disclosure, please explain to us specifically what those valuation allowances related to and how you determined they were no longer necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction